December 24, 2014

Via E-mail

H.	Roger Schwall, Esq.

Re: Forum Acquisitions II, Inc.

Registration Statement on Form 10-12G Filed November 20, 2014 File No. 000-55325

Dear Mr. Schwall,

We have amended the Registration Statement regarding the following comments:

Prior Blank Check Company Experience, page 15

1.	We note your disclosure concerning “Bristol Acquisitions, Inc.” and its filing status and delinquency. We note that the file number you specified, 000-54144, actually relates to an entity called “Bristol Acquisitions Corp.” Please ensure that you use the correct name of the entity in your filing. Also, we note that Bristol Acquisitions Corp. is the subject of a pending SEC Enforcement proceeding. Please disclose the existence and nature of this proceeding in your filing.

Regarding this comment, please note that the company name was corrected from Bristol Acquisitions, Inc. to Bristol Acquisitions, Corp. which is the subject of the administrative proceeding due to failure to file reports. An Initial Decision on Default was entered on 12/16/14, and Bristol is moving to set aside said default. This notwithstanding, please note that neither BlackPool Acquisitions, nor Jonathan Cross have any ownership interest in either BlackPool Corporate Advisors, LLC. or Bristol Acquisitions, Corp.

We have amended the Registration Statement to read:

*On October 7, 2014, a related company, BlackPool Corporate Advisors, LLC., filed a Form 10 to register Bristol Acquisitions, Corp., US SEC #000-54144. To date Bristol Acquisitions, Corp., has not identified a potential business combination and its registration has been revoked by initial decision on default on 12/16/14.

In responding to your comments, we acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the reports filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Jonathan Cross
President
Forum Acquisitions II, Inc.